SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 28,277,855.31

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Banco Inbursa, S.A. Fideicomisso Fondo de Pensiones de Telmex, Trust No. F/0008, with registered offices at Paseo de las Palmas 736, Colónia Lomas de Chapultepec, 11000 México, Federal District, Delegación Miguel Hidalgo, registered with the Public Commercial Registry of the México City under number (Folio Mercantil) 179934 (“Telmex Trust”), now holds more than 2% (two percent) of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the acquisition by Telmex Trust, following an intra-group restructuring, of the entire stake previously held by Controladora de Servicios de Telecomunicaciones, S.A. de C.V., with registered offices at Parque Via 198, Colónia Cuauhtémoc, 06500 México, Federal District, Delegación Cuauhtémoc, registered with the Public Commercial Registry of the México City under number (Folio Mercantil) 258088 (Consertel).

Within such intra-group restructuring, Telmex Trust has reached 2% of the voting rights corresponding to the share capital of PT on 11 January 2008, as a result of the purchase from Consertel, on a regulated market, of 1,000,000 PT shares, becoming the holder, on the same day, of 20,537,000 PT shares representing 2.002% of PT’s share capital and corresponding voting rights.

PT was also informed that, as of 18 April 2008, and following PT’s share capital reduction from Euro 30,774,000.00 to Euro 28,277,855.31, Telmex Trust holds a total of 23,714,000 PT shares representing 2.516% of PT’s share capital and corresponding voting rights. Consertel is no longer a shareholder of PT.

Telmex Trust has also informed that the voting rights corresponding to the abovementioned shares of PT is also attributable to the following entities and individuals: Telefónos de México, S.A. de C.V. (Telmex), a Mexican public company, with registered offices at Parque Via 198, Colónia Cuauhtémoc, 06500 México, Federal District, Delegación Cuauhtémoc, registered in the Public Commercial Registry of México City under number (Folio Mercantil) 5229, Carso Global Telecom, S.A. de C.V., with registered offices at Insurgentes Sur 3500, Colónia Peña Pobre, 14060 México, Federal District, Delégación Tlalpan, registered in the Public Commercial Registry of México City under number (Folio Mercantil) E 0603308, and Mr. Carlos Slim Helú and the members of his direct family.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Telmex Trust.

Lisbon, 22 April 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.